Exhibit 99.1

Hepsiburada Announces Ordinary General Assembly Meeting for Financial Year 2023

ISTANBUL, August 9, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS) (the “Company”), a leading Turkish e-commerce platform, will hold its Ordinary General Assembly Meeting of Shareholders (the “General Assembly”) with respect to the financial year 2023, on Thursday, September 12, 2024 at 11:00 Istanbul time at the Company’s headquarters at Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi, No:12 Trump Towers, Tower No:2 Şişli, İstanbul.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The agenda of the Annual General Assembly consists of the following items in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings (the “Regulation”) governing the agenda of ordinary general assembly meetings:

1.	Opening of the General Assembly and election of the General Assembly Chairmanship,

2.	Authorization of the General Assembly Chairmanship to sign the minutes of the General Assembly,

3.	Reading and discussion of the annual report prepared by the Board of Directors of the Company (the “Board of Directors”) for the financial year 2023 and reading of the independent auditor’s report, as stipulated in the Regulation,

4.	Reading, discussion, and approval of the financial statements for the financial year 2023 accounting period, as specified in the Regulation,

5.	Release of the members of the Board of Directors from all of their respective business, transactions and activities, if any, for the financial year 2023, as specified in the Regulation,

6.	Decision on the Company’s profit for the 2023 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, if any, as specified in the Regulation,

7.	Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees of the Board of Directors for the year 2024 under Article 394 of the TCC and the Regulation,

8.	Approval of the appointment of Mr. Ahmet Toksoy, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as a member of the Board of Directors to replace Mr. Mehmet Murat Emirdağ, as specified in the TCC and the Regulation,

9.	Approval of the appointment of Mr. Mehmet Erol Çamur, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as a member of the Board of Directors to replace Mr. Halil Cem Karakaş, as specified in the TCC and the Regulation,

10.	Appointment of the members of the Board of Directors and determination of their terms of office,

11.	Appointment of the independent auditor for the 2024 accounting period, as specified in the Regulation,

12.	Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Articles 395 and 396 of the TCC,

13.	Informing the General Assembly about the Class B share purchase from TurkCommerce B.V. carried out pursuant to the decision of the Company’s Board of Directors dated 28/09/2023 and numbered 2023/28, which was held on 18/10/2023 and submitting this transaction for the approval of the General Assembly,

14.	Submitting the renewal of the directors’ and officers’ insurance policy to the approval of the General Assembly,

15.	Determination of the upper limit for the aid and donations to be made until the next ordinary General Assembly of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context,

16.	Closing of the meeting.

Explanatory notes on the agenda items along with the copies of certain materials related to the Annual General Assembly will be made available on the Company’s investor relations website https://investors.hepsiburada.com/ as of August 9, 2024.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 64 million members with over 248 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 102 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 53 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com